

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

April 17, 2018

<u>Via E-Mail</u>
Wanda J. Abel, Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202

> **Re: Royal Hawaiian Orchards, L.P.**
> **Schedule 13E-3, as amended**
> **Filed on April 12, 2018**
> **File No. 5-62439**
>
> **Revised Definitive Information Statement on Schedule 14C**
> **Filed on April 12, 2018**
> **File No. 1-09145**

Dear Ms. Abel:

        We have reviewed the above filings and your response to our prior comment letter and have the following additional comments. All defined terms used here have the same meaning as in the revised definitive information statement.

Schedule 13E-3

1.   We note your response to prior comment 1 and are unable to agree that the Ebrahimi Holders were not affiliates of the Partnership engaged in the Rule 13e-3 transaction. Please amend the Schedule 13E-3 to list the Ebrahimi Holders as signatories to the Schedule 13E-3 signature page and include them in the filing as filing persons. Please also amend the Schedule 13E-3 and information statement consistent with our prior comments 2 and 7 and provide the disclosure required by Item 2 of Schedule 13E-3 with respect to any purchases made by the Ebrahimis during the relevant period. Refer to Item 1002(f) of Regulation M-A.

2.   We note the response to comment 3, and we are unable to conclude that the March 27 and 28, 2018 purchases by the Ebrahimi Holders were not transactions effected as a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions